SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)


                        PacificHealth Laboratories, Inc.
                        --------------------------------
                                (Name of Issuer)

                         Common Stock, $.0025 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   695113 10 0
                                 --------------
                                 (CUSIP Number)

                   Stephen P. Kuchen, Executive Vice President
                          1480 Route 9 North, Suite 204
                              Woodbridge, NJ 07095
                                  732/636-6141
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                             Joseph Chicco, Esquire
                      Eckert Seamans Cherin & Mellott, LLC
                         1515 Market Street - 9th Floor
                                Philadelphia, PA
                                  215/851-8410


                                  June 13, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 SCHEDULE 13D

-------------------------------------------------------------------------------
1     |      NAME AND I.R.S. IDENTIFICATION NO. OF REPORTING PERSONS
      |
      |      Robert Portman
-------------------------------------------------------------------------------
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      |      (See Instructions)                                       (a) |_|
      |                                                               (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS (see Instructions)
      |
      |      00 (No funds required)
--------------------------------------------------------------------------------
5     |      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 3(d) OR 2(e)
      |      Not Applicable
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |      USA (New Jersey)
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |   744,767 shares
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |   -0-
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |   744,767 shares
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |   -0-
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |   1,761,434 shares of Common Stock including 1,016,667 shares issuable
    |   upon the exercise of presently exercisable options
--------------------------------------------------------------------------------
12  |   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES (See Instructions)
    |                                                                    |X|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |     31.2%
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON (see Instructions)
    |
    |    IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

     This statement on Schedule 13D/A (this "Statement") relates to the common stock, $.0025 par value (the "Common Stock") of PacificHealth Laboratories, Inc. (the "Issuer"), 1480 Route 9 North, Suite 204, Woodbridge, NJ 07095.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) - (b)  Robert Portman
                188 Igoe Road
                Morganville, NJ  07751

     (c)        President and Chief Executive Officer
                PacificHealth Laboratories, Inc.
                1480 Route 9 North, Suite 204
                Woodbridge, NJ  07095

     (d)        None

     (e)        None

     (f)        USA (New Jersey)

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     No funds were involved. This Statement relates to the grant of options to purchase Common Stock under the Issuer's 1995 Incentive Stock Option Plan.

ITEM 4. PURPOSE OF TRANSACTION.

     Compensation and incentive to Mr. Portman.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Robert Portman's interests in securities of the issuer as of the date of this Statement are as follows:

     (a) (i)    Common Stock:

                744,767 shares owned directly

                200,000 shares owned by Robert Portman's spouse, as to which beneficial ownership is disclaimed

         (ii)   Options to buy Common Stock:

                Presently exercisable options to purchase 1,016,667 shares, as follows:

                                                                    Expiration
                 # of Shares            Exercise Price                 Date
                 -----------            --------------              ----------
                  225,000                   $3.75                    3/31/2000
                  316,667                   $6.00                    1/1/2003
                  200,000                   $2.25                    3/2/2004
                  275,000                   $2.50                    6/1/2005
                  -------
                1,016,667

                Additional options to purchase Common Stock which are not presently exercisable, as follows:

                No. of                 Date First              Exercise            Expiration
                Shares                Exercisable               Price                 Date
                -------               -----------              --------            ----------
                100,000                11/4/2000                 $1.75              11/4/2004
                158,333                 1/1/2001                 $6.00              1/1/2003
                -------
                258,333

     (b) Robert Portman has the sole power to vote and dispose of 744,767 shares owned directly, and will have sole power to vote and dispose of all shares issuable upon the exercise of options.

     Robert Portman's spouse has the sole power to vote and dispose of 200,000 shares owned by Mrs. Portman.

     (c)  Recent transactions:

          (i) 4/30/2000 - previously outstanding options to purchase 300,000 shares at $2.00/share expired

          (ii) 6/13/2000 - options to purchase 275,000 shares at $2.50 per share granted under the Issuer's 1995 Incentive Stock Option Plan

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        None.


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               PacificHealth Laboratories, Inc.

                                                        /s/ Robert Portman
                                                        ------------------
                                                            ROBERT PORTMAN

                                               Title President
                                                     ---------------------


                                               Dated June 21, 2000
                                                     ---------------------